Mail Stop 4561

February 17, 2009

Mr. Robert R. Kauffman
Chief Executive Officer
Alanco Technologies, Inc.
15575 N. 83rd Way, Suite 3
Scottsdale, Arizona 85260

>   **Re: Alanco Technologies, Inc.**
>   **Form 10-KSB for Fiscal Year Ended June 30, 2008**
>   **Filed September 29, 2008**
>   **File No. 0-09347**

Dear Mr. Kauffman:

We have reviewed your response letter dated February 6, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 4, 2009.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

General

1.   Please file an amendment to your Form 10-KSB to include the consent of your independent accountants.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief